Annual Report

Cover Page

Name of issuer:

Bow Wow Labs, Inc

Legal status of issuer:

> Form: Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 1/3/2017

Physical address of issuer:

2802 Flintrock Trace,
#381
Austin TX 78738

Website of issuer:

http://www.bowwowlabs.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,738,477.00	$1,662,306.00
Cash & Cash Equivalents:	$99,639.00	$87,150.00
Accounts Receivable:	$265,471.00	$233,029.00
Short-term Debt:	$2,305,410.00	$732,986.00
Long-term Debt:	$3,904,918.00	$3,539,900.00
Revenues/Sales:	$6,013,347.00	$5,115,333.00
Cost of Goods Sold:	$2,972,487.00	$2,641,833.00
Taxes Paid:	$1,734.00	$0.00
Net Income:	($1,223,084.00)	($340,260.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Bow Wow Labs, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Harvey Poppel	Investments	self	2022
Steve D Mayer	Certified Public Accountant	SD Mayer & Associates	2022
Michael D. London	corporate executive	FORB Ventures	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Brad Allen	Vice President	2020
Michael D. London	CEO	2017
Brian O'Neil	COO	2022
Josh Lister	Vice President	2023
Johnna Devereaux	Vice President	2020
Phil Cooper	Vice President	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
FORBventures, LLC (Michael London, Managing Member)	22500000.0 common stock	37.2

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Speculative Investment / High Risk: An investment in the Company's common stock is speculative and involves a high degree of risk. There can be no guarantee that investors will realize a return on an investment in Company, or that investors will not lose their entire investment.
>
> Early-Stage Business: The Company is an early-stage business with a short operating history. The Company's prospects must be considered in light of the risks, problems, uncertainties, delays and expenses encountered by any business in its development stage, some of which are beyond the Company's control. The Company's failure to successfully address these risks and uncertainties could have a material adverse effect on the Company's financial conditions and results of operations. Some of these risks and uncertainties include the Company's ability to: (i) attract and maintain a larger base of customers; (ii) deliver products profitably and at an acceptable price; (iii) respond effectively to competitive developments; and (iv) build infrastructure, including the hiring of management and staff, and conducting research and development to properly support the Company's current and future business plans.
>
> Stiff Competition: The Company faces stiff competition from direct and indirect competitors, including manufacturers of pet products and from new entrants into the marketplace. Competition may intensify in the future. Many of the Company's competitors and potential competitors have substantially greater financial, technical, and marketing resources; more capital; more experience; greater market penetration; better sales and distribution channels; larger customer bases; longer operating histories; greater name recognition; and more established business relationships than the Company. Moreover, in the course of exploring strategic alternatives for the Company, we have made disclosures of our confidential and proprietary information relating to our business plans to a limited number of competitors and other participants in the

number of competitors and other participants in the industry. Although these disclosures have been made subject to nondisclosure agreements and other typical safeguards, there can be no assurance that the recipients of this information will not attempt to use it to further their own interests to the detriment of the Company. Certain of these competitors may be able to develop and market competitive products, devote greater resources to the marketing and sale of their products, move more quickly to introduce new products and services, and adopt more aggressive pricing policies than can the Company. The Company's inability to successfully compete against these or any of our other competitors will have a material adverse effect on our business, results of operations and financial condition.

International Supply Chain: Our primary product, the Bow Wow Buddy, is currently manufactured in China. Some secondary products come from outside the US. Tertiary products are natural products from animal sources, often from sources outside the United States. As such, international tensions could disrupt supply of products available for sale.

Volatile Input Costs: A great portion of the Company's products are natural products and as such are subject to price fluctuations due changes in supply and demand, natural disasters, and other constraints. Changes in commodity prices and potential inability to pass such increases on to our customers may have an adverse effect on our results of operations and financial condition.

Location-Dependent: The Company's principal warehouse and fulfillment facility is located in California exposing the Company to location and concentration risks.

Online Sales Channel: Primary sales channel is online direct to customers/consumers. Any disruption to Company website or internet service may negatively impact sales. Social media-generated interest in our products may be short-lived, and social media may leave to rapid changes in market perception of our products, whether positive or negative.

Marketing and Distribution Efforts: The Company's success is dependent upon its marketing and distribution efforts. We have historically leveraged online resources, especially social media, for marketing, but we lack the financial resources to undertake extensive marketing activities like some of our larger competitors.

Returns, Warranty Claims, Defects and Recalls: Product exchanges, returns, warranty claims, defects and recalls

may adversely affect the Company's business. The Company's products may be subject to requests for product exchanges, returns, warranty claims and recalls. If the Company is unable to maintain control of the quality of its products, the Company will incur costs to replace or recall products, and to service our customers. Any product returns, exchanges, or recalls may have a material adverse effect on the Company's business, operations and profitability, and may result in the loss of customers and goodwill. Defective products, products that fail to meet quality control standards, and products that do not comply with applicable safety and health standards, may reduce the effectiveness of our products, and the Company's customers' satisfaction with our products. Further, such defects may cause harm or death to persons who use such defective products, which could subject us to liability and potential legal claims, with adverse effects on our reputation, goodwill and operating results.

Dependence on Small Team: The Company's primary business model is to keep overhead low by having a small internal team with high level experienced full and part time people and to outsource all key areas of the business such as design, manufacturing, fulfillment and e-commerce. The loss of any senior members of the management team or failure by any of the third parties to perform for any reason could seriously put the Company at risk to be unable to perform necessary business functions.

Arbitrary Offering Price: The offering price of our stock is arbitrary. The offering price does not necessarily bear any relation to the market or book value of the assets or prospects of the Company, the valuation of other companies in its industry or any other accepted criterion of value.

Potential For Dilution: Investors' percentage ownership of the Company may be diluted by future equity issuances. To the extent the Company sells or otherwise issues additional shares or other equity securities, or securities convertible into equity (such as convertible notes and SAFEs), to raise additional capital or to compensate employees and other persons, the percentage ownership of the Company held by an investor in this offering will be diluted unless, the investor (a) is offered the opportunity to participate, (b) is eligible to participate, (c) elects to participate and (d) pays for additional shares or other equity securities or convertible securities, on terms sufficient to maintain their percentage ownership. Investors have no such participation rights under the Company's governing documents and are unlikely to gain any such rights..

Use of Proceeds: The Company may apply the proceeds of sales of stock in management's discretion. Although a substantial portion of the proceeds of the sale of stock are intended to be utilized generally to implement the proposed business plan and growth of the Company, such proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors will be entirely dependent on the judgment of management in connection with the allocation of the funds raised herein. There can be no assurance that determinations ultimately made by management relating to the specific allocation of the net proceeds of the sale of stock will permit the Company to achieve its business objectives.

No Dividends: The Company does not anticipate paying any dividends for the foreseeable future, and therefore investors should not acquire common stock if they wish to receive dividends. The Company currently intends to retain its future earnings to support operations and to finance expansion and, therefore does not anticipate paying any dividends in the foreseeable future.

Need for Additional Capital: The Company has an aggressive growth strategy that will require additional rounds of funding in the future to achieve its stated goals and any inability to raise the capital it requires could put the Company at risk to be unable to continue.

Terms of Future Preferred Stock: If we successfully raise capital from venture capital firms or other professional investors in the future, we may issue those professional investors preferred stock. The terms of such preferred stock are unknown today and would be subject to negotiation with those professional investors. However, investors in this offering, holding common stock should be aware that such preferred stock would very likely carry important preferential rights over our common stock being sold in this offering, such as: (a) a preferred dividend that accrues and is generally payable before any dividends are payable on the common stock; (b) a liquidation preference in most liquidation scenarios that permits the holders of preferred stock to receive a return of their investment (or even a multiple of their investment) before any liquidation proceeds are payable on the common stock; (c) preferential voting rights giving the holders of preferred stock the right to block certain corporate actions -- as well as to vote alongside the voting holders of common stock; and (d) the right to designate one or directors to the Company's board of directors.

Transfer Restrictions / Illiquid Securities: There are

Transfer Restrictions / Illiquid Securities: There are substantial restrictions on transferability of our stock. Moreover, our stock is illiquid and there is currently, and there may never be, a market for resale of our stock.

Risk of Infringement of Company IP: Third parties may infringe upon the Company's intellectual property. While the Company generally requires employees, independent contractors, and consultants to execute confidentiality agreements, the Company's intellectual property or proprietary rights could be infringed or misappropriated, which could result in expensive and protracted litigation. The Company relies on a combination of patent, trademark, copyright, and trade secret rights to protect its interests. Despite the Company's efforts to protect its intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. Effectively policing the unauthorized use of the Company's intellectual property is time-consuming and costly, and there can be no assurance that the steps taken by the Company will prevent misappropriation of its intellectual property, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

Risk of Infringement of Third Parties' IP: Third parties may allege that the Company is infringing upon their intellectual property. Third parties may claim that the Company infringes upon their intellectual property rights and the Company may become a party to time-consuming and expensive litigation or settlements. If others claim, or the Company otherwise discovers, that the Company's products infringe or may potentially infringe upon their intellectual property rights, the Company may be forced to reengineer its products, seek expensive licenses, engage in expensive and time-consuming litigation, or stop marketing its products. Any reengineering effort may not be successful and the Company cannot be certain as to whether such licenses would be available. Even if such licenses were available, the Company cannot be certain that any licenses would be offered to the Company on commercially reasonable terms.

Uncertain Prospects for Future Financings. The Company may never receive future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If no liquidity event occurs, investors could be left holding their stock in perpetuity.

Indebtedness: The Company has a substantial amount of indebtedness. The Company considers its relationships with

its lenders to be good, and the maturity date of the Company's convertible notes has been extended to December 31, 2025, but there can be no assurance that the Company will have adequate capital to repay its indebtedness when due. If the Company is unable to repay its indebtedness, its creditors, and not its stockholders, will have first priority to its assets.

No Representation by Company Counsel: Legal counsel to the Company represents the Company only and is not counsel to any investor. Legal counsel to the Company has not and will not be engaged to protect the interests of prospective investors and should not be viewed as representing any prospective investor in the common stock. Prospective investors should consult with and rely upon their own counsel concerning an investment in the Company and any other matters related thereto, including tax consequences resulting from an investment in the Company. However, if an investor has chosen not to seek legal advice, then he or she will not have been represented by any counsel in connection herewith.

No SEC Review: Because our stock is being offered and sold in a non-public offering that is not required to be registered under federal or state securities laws, investors will not have the benefit of review by the Securities and Exchange Commission (SEC) or by any state securities commissioner.

Johnna Devereaux, Dean Letcher, Brad Allen and Phil Cooper are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Dependence on Key Personnel: The Company's future success is highly dependent on the talented, experienced team of full-time and part-time members and the loss of some of those people could materially impact the Company's outcome. Johnna Devereaux, Dean Letcher, Brad Allen and Phil Cooper are part-time officers. As such, it is likely that the Company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	100000000	54,002,488	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	1,307,237
Options:	8000000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Heritage Bank of Commerce
Issue date	02/05/17
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 01/01/23
Interest rate	9.0% per annum
Maturity date	01/25/22
Current with payments	Yes

Initial Line of Credit

Loan

Lender	Heritage Bank of Commerce
Issue date	05/18/22
Amount	$500,000.00
Outstanding principal plus interest	$220,000.00 as of 01/09/23
Interest rate	9.25% per annum

Interest rate	9.25% per annum
Maturity date	12/31/25
Current with payments	Yes

This Line of Credit is secured with the company's inventory. The Line of Credit was increased to $1M in November 2022.

Convertible Note

Issue date	05/25/18
Amount	$125,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

unsecured

Convertible Note

Issue date	11/26/18
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

unsecured

Convertible Note

Issue date	02/17/19
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

unsecured

Convertible Note

Issue date	06/25/19
Amount	$250,000.00

Interest rate 10.0% per annum

Discount rate 20.0%

Uncapped Note Yes

Maturity date 12/31/25

unsecured

Convertible Note

Issue date 09/02/19

Amount $250,000.00

Interest rate 10.0% per annum

Discount rate 20.0%

Uncapped Note Yes

Maturity date 12/31/25

unsecured

Convertible Note

Issue date 09/09/19

Amount $250,000.00

Interest rate 10.0% per annum

Discount rate 20.0%

Uncapped Note Yes

Maturity date 12/31/25

unsecured

Convertible Note

Issue date 03/31/21

Amount $250,000.00

Interest rate 10.0% per annum

Discount rate 20.0%

Uncapped Note Yes

Maturity date 12/31/25

unsecured

Convertible Note

Issue date 04/11/21

Amount $250,000.00

Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

secured

Convertible Note

Issue date	05/11/21
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

secured

Convertible Note

Issue date	05/19/21
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

secured

Convertible Note

Issue date	05/27/21
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

secured

Convertible Note

Issue date	10/13/21

Amount	$20,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	10/13/21
Amount	$20,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	10/14/21
Amount	$20,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	11/09/21
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	11/11/21
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	11/14/21
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	11/14/21
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	11/15/21
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	01/06/22
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	01/09/22
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%

Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	01/10/22
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	10/06/22
Amount	$50,000.00
Interest rate	10.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	12/31/22
Amount	$35,070.00
Interest rate	10.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/31/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
4/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations

	Rule 506(b)	Note		operations
5/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
5/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
5/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
10/2021	Regulation D, Rule 506(b)	Convertible Note	$20,000	General operations
10/2021	Regulation D, Rule 506(b)	Convertible Note	$20,000	General operations
10/2021	Regulation D, Rule 506(b)	Convertible Note	$20,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
10/2022	Regulation D, Rule 506(c)	Convertible Note	$50,000	General operations
11/2022	Regulation D, Rule 506(b)	Common stock	$425,000	General operations
12/2022	Regulation D, Rule 506(c)	Convertible Note	$35,070	General operations
5/2023	Regulation Crowdfunding	Priced Round	$536,811	General operations
1/2024	Section 4(a)(2)	Common stock	$1,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed

transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Woolwine Family Trust
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	03/31/21
Interest rate	10.0% per annum
Discount rate	20.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Woolwine Family Trustt
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	05/11/21
Interest rate	10.0% per annum
Discount rate	20.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Woolwine Family Trust
Amount Invested	$250,000.00
Transaction type	Convertible note

Transaction type	Convertible note
Issue date	05/27/21
Interest rate	10.0% per annum
Discount rate	20.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Wollwine Family Trust
Amount Invested	$20,000.00
Transaction type	Convertible note
Issue date	10/14/21
Interest rate	10.0% per annum
Discount rate	80.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Woolwine Family Trust
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	11/14/21
Interest rate	10.0% per annum
Discount rate	80.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Woolwine Family Trust
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	11/15/21
Interest rate	10.0% per annum
Discount rate	80.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Woolwine Family Trust
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	01/06/22
Interest rate	10.0% per annum
Discount rate	80.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	FORBventures,LLC, Poptech, LP, Woolwine Family Trust, Mayer Family Enterprises LLC
Amount Invested	$1,000,000.00
Transaction type	Priced round
Issue date	01/11/24
Relationship	existing investors, board members

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Award-winning pet products — Saving lives and driving explosive growth

We've mixed our dog mania with a dose of design and sprinkled some safety on top to bring you the Bow Wow Buddy safer snacking device and more.

Where do you want to be in 5 years? from Q&A

Milestones

Bow Wow Labs, Inc was incorporated in the State of Delaware in January 2017.

Since then, we have:

- 🐕 Our mission: Safe, healthy & holistic pet goods to proactively protect pups from teeth to tail
- 💰 Massive market opportunity: $100B industry poised to triple by 2030
- 🚀 Early sales successes: From $5K/mo to $4M/year in sales in first 30 months of business operation
- 🚀 2022 Successes: Gross Sales of over $5.1M. Operating Income positive for FY '22
- 💸 Product market fit: Sold over 200,000 Bow Wow

Product market fit: Sold over 200,000 Bow Wow Buddy™ safety devices, 1.6 million bully sticks

- 🔥 New Q3 2023 product launch: Our breakthrough long-term chew!

- 🏆 Strong management team: Over 100 years combined pet industry experience with track record

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $6,013,347 compared to the year ended December 31, 2022, when the Company had revenues of $5,115,333. Our gross margin was 50.57% in fiscal year 2023, compared to 48.35% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $2,738,477, including $99,639 in cash. As of December 31, 2022, the Company had $1,662,306 in total assets, including $87,150 in cash.

- *Net Loss*. The Company has had net losses of $1,223,084 and net losses of $340,260 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $6,210,328 for the fiscal year ended December 31, 2023 and $4,272,886 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,927,665 in debt, $1,425,000 in equity, and $2,850,070 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to

raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Bow Wow Labs, Inc cash in hand is $450,000, as of January 2024. Over the last three months, revenues have averaged $569,000/month, cost of goods sold has averaged $281,357/month, and operational expenses have averaged $333,182/month, for an average burn rate of $45,539 per month. Our intent is to be profitable in 1 months.

No material changes have occurred to the finances or operations since the 12.31.23 close date.

We expect to continue to increase sales throughout 2024 and project profitability for the year and cash flow positive in the second half of the 2024.

We expect to be profitable in the second half of 2024 and for the year and cash flow positive in the second half as well. We successfully closed on a $1M round of funding in January 2024 and are looking to close on a second million before end of Q2.In Q4 2022, our bank increased our line of credit to $1 million from $250,000 which will allow us to increase our inventory on-hand to meet greater sales demand. All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael D. London, certify that:

(1) the financial statements of Bow Wow Labs, Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Bow Wow Labs, Inc included in this Form reflects accurately the information reported on the tax return for Bow Wow Labs, Inc filed for the most recently completed fiscal year.

Michael D. London
corporate executive

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company

event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as

the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.bowwowlabs.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Brad Allen
Brian O'Neil
Harvey Poppel
Johnna Devereaux
Josh Lister
Michael D. London
Phil Cooper
Steve D Mayer

Appendix E: Supporting Documents

ttw_communications_117038_213408.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Bow Wow SA II

SPV Subscription Agreement

SPV Subscription Agreement

Bow Wow SA II

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Brad Allen

Brian O'Neil

Harvey Poppel

Johnna Devereaux

Josh Lister

Michael D. London

Phil Cooper

Steve D Mayer

Appendix E: Supporting Documents

ttw_communications_117038_213408.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bow Wow Labs, Inc

By

Michael D London

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael D London

CEO
3/15/2024

Johnna Devereaux

Vice President
3/18/2024

Harvey L. Poppel

Director
3/21/2024

Stephen Mayer

Board member
3/27/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may

be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.